Richard M. Cutshall

Tel 312.476.5121

Fax 312.899.0449

cutshallr@gtlaw.com

June 7, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

Mrs. Patricia P. Williams

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                               Pre-Effective Amendment No. 1 (“PEA No. 1”) to IronBridge Funds, Inc.’s Registration Statement on Form N-1A (Registration Nos. 811-22397 and 333-165633)

Dear Mrs. Williams:

This letter responds to the staff comments related to IronBridge Funds, Inc.’s (the “Registrant”) Registration Statement on Form N-1A (the “Initial Filing”), which you conveyed to the Registrant via letter dated April 22, 2010.  Please note that the Registrant’s PEA No. 1 will be filed through EDGAR, and that filing will reflect changes in response to your comments to the Registrant’s Initial Filing.

The purpose of this letter is to confirm the changes made by the Registrant to comply with each of the comments provided by you.  To simplify your review, I have listed each of the comments provided by you in a table set forth below.  Next to each item listed, I have set forth the Registrant’s response.  The other changes contained in this filing were made in connection with updating or completing many of the “open” or “to be completed” items contained within the Initial Filing, or to make other non-material edits.

In addition to the comments that are reflected in the table below, you also requested that the Registrant respond in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933, noting in particular, the requirement for copies marked to show changes from the previous filing.  Pursuant to that request, enclosed with the hard copy hereof are (a) three (3) complete, unmarked copies of PEA No. 1, including exhibits and all other papers and documents filed as part of the amendment, and (b) eight (8) additional copies of PEA No. 1, five (5) of which have been redlined against the Initial Filing to indicate, clearly and precisely, the changes effected in the Initial Filing by PEA No. 1, which eight copies are not accompanied by any other exhibits filed with PEA No. 1.

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	Staff Comment	Response

Prospectus - Cover Page

1	Delete the information immediately following the cover page or move it to a section later in the Prospectus	Deleted, in part, and moved, in part, so as to follow all Summary Prospectuses

IronBridge Frontegra Small Cap Fund - Summary Prospectus

2	Delete the paragraph that precedes the investment objective	Deleted

3	Revise the parenthetical language following “Annual Fund Operating Expenses” to read “(expenses that you pay each year as a percentage of the value of your investment)”	Revised

4	Delete footnote (1) to the fee table and, if in excess of .01%, disclose the “acquired fund fees and expenses” in a sub-caption of Annual Fund Operating Expenses	Deleted - the “acquired fund fees and expenses” are not in excess of .01% of the Small Cap Fund or any of the other Funds

5	Delete footnote (2) and its corresponding caption in the fee table because the fee waiver provision is not in effect	Deleted - the information in this footnote has been moved to the Statutory Prospectus that follows all Summary Prospectuses

6	Disclose the market capitalization range of the Russell 2000 Index as of a recent date	Disclosed - information provided as of May 14, 2010

7	Provide a discussion of the investment strategies of using ADRs and/or GDRs in the “Principal Investment Strategies” section	Provided

8	Disclose the risk of loss of money	Disclosed

9	Delete the second paragraph of the “Performance” section describing the Russell 2000 Index	Deleted

10	Delete the asterisk following the “Average Annual Total Returns” table and show that information in a parenthetical to that table	Deleted and shown

11	Delete the last sentence of the final paragraph of the “Performance” section	Deleted

12	Delete the references to the portfolio managers’ positions with the adviser and replace such information with their length of service as portfolio managers to the Small Cap Fund	Deleted and replaced

13	Delete the final paragraph in the “Purchase and Sale of Small Cap Fund Shares” section	Deleted

14	Revise the first sentence of the “Tax Information” discussion as set forth in Item 7 of Form N-1A	Revised

IronBridge Frontegra SMID Fund - Summary Prospectus

15	Comply with the comments given on similar disclosures as those contained in the Small Cap Fund’s Summary Prospectus, where appropriate	Complied

16	Re-number all pages of the Summary Prospectuses and Statutory Prospectus consecutively	Re-numbered

17	Revise the “Net Expenses” line item in the “Annual Fund Operating Expenses” table to read “Total Annual Fund Operating Expenses after Fee Waiver”	Revised

18	Confirm that the impact of the fee waiver is reflected in the “Expense Example” table only for the period(s) it is expected to be in place	The Registrant hereby confirms that the impact of the fee waiver is so reflected

19	Delete the first sentence of the final paragraph of the “Performance” section and move it to the narrative preceding the performance table	Deleted and moved

IronBridge Frontegra Global Fund - Summary Prospectus

20	Comply with the comments given on similar disclosures as those contained in the Small Cap Fund’s and SMID Fund’s Summary Prospectus, where appropriate	Complied

IronBridge Large Cap Fund - Summary Prospectus

21	Comply with the comments given on similar disclosures as those contained in the Small Cap Fund’s and SMID Fund’s Summary Prospectus, where appropriate	Complied

22

Provide a basis for the definition of a large capitalization company as “any company with a market capitalization in excess of $5 billion” since, in comparison, the SMID Fund defines a small-to-medium capitalization company as a company that has a market capitalization of up to $10 billion

Discussion of this basis follows this chart

IronBridge Funds - Combined Statutory Prospectus

23	Provide specific risk disclosure for each of the Funds in the “Additional Information on Principal Risks of Investing in the Funds” section	Provided

24	Following the “Market Timing Policy” heading in the “Shareholder Information” section, describe such policy with specificity	Described

IronBridge Funds - Statement of Additional Information

25	Disclose whether the chairman of the Board is an interested person of the Registrant and whether the Registrant has a lead independent director	Disclosed - the Board has elected an independent Chairman

26

Disclose the extent of the Board’s role in the risk oversight of the Registrant and the Funds, such as how the Board administers its oversight function and the effect that this has on the Board’s leadership structure

Disclosed

27	Briefly discuss the specific experience, attributes, or skills, as well as qualifications, that led to the conclusion that each person named as a Director should serve as a Director of the Registrant	Discussed

Additional General Comments

28	Note that where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the Initial Filing	Noted

29

Note that the staff may have additional comments on portions of the Initial Filing that are incomplete once they are completed, or on disclosures made in response to staff comments, provided in supplemental form or contained within additionally filed exhibits

Noted - much of the information that was incomplete in the Initial Filing has been completed in PEA No. 1

30	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with Registrant’s Registration Statement	At this time, the Registrant has not submitted, and does not anticipate submitting, any such requests; however, the Registrant reserves the right to do so should the need arise

Regarding item number 22 in the table above, the Registrant based its definition of what constitutes a small-to-medium capitalization company on the capitalization composition of the companies contained in the Russell 2500 Index®, which is the SMID Fund’s benchmark index. As of May 14, 2010, the capitalization of the companies in that Index ranged from just over $15 million, on the small end, to approximately $10.1 billion on the high end.  The Registrant reached its definition of what constitutes a large capitalization company by looking to the capitalization composition of the companies contained in the Russell 1000 Index®, which seeks to measure the performance of the large-cap segment of the U.S. equity universe by including the 1,000 largest securities in the Russell 3000 Index®, and which is the Large Cap Fund’s benchmark.  As of May 14, 2010, the capitalization of the companies in the Russell 1000 Index® ranged from $127 million, on the small end, to $281 billion, on the high end.  Further, as of that date, the median market capitalization of the Russell 1000 Index® was $4.5 billion.  Based on the foregoing data, the Registrant believes that the definitions of what constitutes a small-to-medium sized company versus what constitutes a large capitalization company contained in the Initial Filing is appropriate, despite the overlap.

I believe the foregoing chart and the preceding paragraph, collectively, fully respond to the staff comments that you provided.  We will be happy to address promptly any further questions that you may have regarding this filing.

As a result of certain developments, and in addition to the other changes contained in PEA No. 1, the Registrant is changing the “Approximate Date of Proposed Public Offering” from June 30, 2010 to July 16, 2010.  The Registrant hereby requests a declaration of effectiveness of its Registration Statement, as amended, on or before July 16, 2010.  In connection with such request, we note the following on behalf of the Registrant:  (1) Should the Commission or the staff, acting pursuant to delegated authority, declare the Registrant’s Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registrant’s Registration Statement; (2) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registrant’s Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy for the disclosure in the Registrant’s Registration Statement; and (3) The Registrant may not assert such action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.  In addition, the Registrant is aware that the Division of Enforcement has access to all information the Registrant provides to the staff of the Division of Investment Management in its review of the Registrant’s filings or in response to staff comments on the Registrant’s filings.

Questions concerning these materials may be directed to the undersigned at (312) 476-5121 or to my colleague Arthur Don at (312) 456-8438.

Best regards,

/s/ Richard M. Cutshall
Richard M. Cutshall
Corporate Associate